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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25


                         Commission File Number: 1-11666


                           NOTIFICATION OF LATE FILING



             (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [x] Form 10-Q [ ] Form N-SAR

                         For Period Ended: June 30, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K


          For the Transition Period Ended: ____________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Genesis Health Ventures, Inc.
Former name if applicable:
                            -------------------------------------------

Address of principal executive office (Street and number): 101 East State Street City, state and zip code: Kennett Square, Pennsylvania 19348

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report to transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.):

         On June 22, 2000, Genesis Health Ventures Inc. and certain of Genesis' direct and indirect subsidiaries filed voluntary petitions with the United States Bankruptcy Court for the District of Delaware to reorganize their capital structure under Chapter 11 of the United States Bankruptcy code. Additional time is required to prepare the Company's Form 10-Q because resources were devoted to the Chapter 11 proceedings and filings. Also, the Company needs additional time to comply with the additional financial reporting requirements as a result of the Chapter 11 filing.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         George V. Hager, Jr.             610                 444-6350
               (Name)                 (Area Code)         (Telephone Number)


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     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [x]  Yes                  [  ]  No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [x]  Yes                  [  ]  No

The Company's filing under Chapter 11of the Bankruptcy Code has resulted in $44.1 million in debt restructuring and reorganization and other costs in the quarter ended June 30, 2000.



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The Genesis Health Ventures, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 15, 2000                      /S/ George V. Hager, Jr.
                                            --------------------------------
                                            Name:  George V. Hager, Jr.
                                            Title: Executive Vice President and
                                                   Chief Financial Officer